April 27, 2011

VIA EDGAR, TELECOPIER AND U.S. MAIL

Mr. Christian N. Windsor
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4470
Washington, DC  20549

Re:	Crescent Financial Corporation, Cary, North Carolina Preliminary Proxy Statement Filed March 31, 2011 File No. 000-32951

Dear Mr. Windsor:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated April 27, 2011, regarding the above-referenced preliminary proxy filing of Crescent Financial Corporation, Cary, North Carolina (the “Company”) on Schedule 14A.

For reference purposes, the text of your letter, dated April 27, 2011, has been set forth with the Company’s responses below.  All capitalized terms used and not defined shall have the meanings ascribed to such terms in the filing noted above.

1.
Please provide the staff with additional analysis supporting your conclusion that the series of events contemplated by the investment contract does not have a reasonable likelihood of creating the effects described in Rule 13e-3(a)(3)(ii).  Also, describe how you concluded that the company will continue to meet NASDAQ listing requirements and maintain a sufficient number of shareholders and will continue to be a registrant under Section 12 of the Securities Exchange Act of 1934.

Response:

As of March 31, 2011, the Company had approximately 2,900 shareholders, of which approximately 950 were shareholders of record. As of the same date, the Company had 9,664,059 shares of common stock outstanding, of which approximately 1,759,394 were owned by the Company’s directors and executive officers.  In the proposed tender offer, Piedmont will purchase up to 6,442,105 outstanding shares of the Company’s common stock at a price of $4.75 per share.  This price represents a substantial premium over the trading price of the Company’s common stock on the NASDAQ Global Market.  Specifically, the Company’s common stock closed at $2.17 on the last completed trading day prior to the announcement of the proposed transaction, and it has not traded at or above the proposed tender price of $4.75 in over a year.

Based on this, we believe it is reasonable to assume that virtually all of the Company’s shareholders will tender their shares for purchase, with the exceptions of directors James A. Lucas, Charles A. Paul, III, Brent D. Barringer, and Michael G. Carlton, each of whom has agreed not to tender their shares in the tender offer.  Assuming that shares owned by these individuals are not tendered, there will still be over 8,750,000 shares that will be eligible for tender and possible purchase by Piedmont at a substantial cash premium.  In the likely event that excess shares are tendered, Piedmont will accept shares on a pro rata basis.

Given the substantial certainty that the tender offer will be oversubscribed, we do not believe that there is a reasonable likelihood that the tender offer will produce, either directly or indirectly, a reduction in the number of record shareholders of the Company’s common stock to a level that would allow the company to de-register its common stock under the Securities Exchange Act of 1934.  While we anticipate that the holdings of individual shareholders who choose to tender their shares will be reduced, we believe that such parties will remain shareholders of the Company following the tender offer, because each shareholder will likely retain his or her pro rata share of the aggregate number of shares tendered that exceeded 6,442,105.

We have also analyzed the likely effect of the proposed transactions on the Company’s satisfaction of the NASDAQ Global Market continued listing requirements, which are set forth in NASDAQ Stock Market Rule 5450.  Specifically, we believe that the Company’s stockholders’ equity, which was approximately $79 million as of December 31, 2010 will be increased as a result of the proposed investment and will remain well in excess of the NASDAQ minimum of $10 million.  Publicly held shares (excluding shares held by officers, directors and 10% shareholders, including Piedmont following the consummation of the Investment and the tender offer) will be in excess of 1.4 million shares, even assuming for purposes of analysis that no current directors or officers tender their shares for purchase.  This is well in excess of the NASDAQ requirement of 750,000 shares, and based on a likely trading price of at least $4.00 per share, these publicly held shares will have an aggregate market value in excess of approximately $5.6 million, which satisfies the continued listing requirement for the NASDAQ Global Market.  Finally, the Company believes there is no reasonable likelihood that there will be fewer than 400 beneficial shareholders or fewer than two market makers following consummation of the transactions contemplated by the Investment Agreement.

As previously represented to the Staff, we hereby confirm that the tender offer was not conceived with the purpose of de-registration as a public company or de-listing from NASDAQ. Quite the contrary, the Company and Piedmont believe it is in the Company’s best interests and in the best interests of its shareholders to remain a public company.

In connection with the above responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its proxy solicitation materials.

Please feel free to contact me at (919) 466-7770 if you have questions or concerns.

Sincerely, /s/ Michael G. Carlton Michael G. Carlton President and Chief Executive Officer Crescent Financial Corporation

cc:           Gaeta & Eveson, P.A.